Mail Stop 4-7

June 28, 2005

Richard A. Smith
President and Chief Executive Officer
Eschelon Telecom, Inc.
730 Second Avenue South, Suite 900
Minneapolis, MN 55402

Re: 	Eschelon Telecom, Inc.
Amendment No. 1 to Form S-1
Filed June 15, 2005
File No. 333-124703

Form 10-K for the fiscal year ended Dec. 31, 2004, filed March 31,
2005
Form 10-Q for the fiscal quarter ended March 31, 2005, filed May
16,
2005
File No. 0-50706

Dear Mr. Smith:

      We have reviewed your amended registration statement and your response letter filed June 15, 2005, and we have the following comments. Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.


General

1. Please note that we will send you any comments on your pending request for confidential treatment by separate letter. All confidential treatment issues must be resolved before we will consider a request for acceleration of the registration statement.

Amendment No. 1 to Form S-1

Summary Consolidated Historical and Pro Forma Financial and Other
Data, page 5
Selected Consolidated Financial and Other Data, page 25

2. Please refer to prior comments 10 and 12. As previously requested, delete the pro forma EBITDA and cash flows presented as a measure of your liquidity. We do not believe that your pro forma cash flows are factually supportable.

3. Please refer to prior comment 11. Since your wholly-owned subsidiary has registered debt, present the ratio of earnings to fixed charges.

Risk Factors, page 9

The communications market in which we operate is highly competitive..., page 14

4. We note your response to prior comment 17. Please revise to disclose your supplemental explanation in the Overview subsection of your Management`s Discussion and Analysis and in the Competition subsection of your Business discussion.

Notes to Unaudited Pro Forma Combined Financial Statements, page
32

5. Please refer to prior comment 19. Delete this adjustment since it is not appropriate to include interest income from the use of proceeds from an offering. You may provide this in a disclosure in the footnotes.

Management`s Discussion and Analysis, page 33

Key Components of Results of Operations, page 34

Revenue, page 34

6. Please refer to prior comment 22. Tell us in detail the nature of the arrangement involving non-recurring network services and your basis for your accounting. Include in your response references to the appropriate accounting literature.

Results of Operations, page 36

Three Months Ended March 31, 2005 compared to Three Months Ended
March 31, 2004, page 37

Network Services, page 38

7. Please refer to prior comments 25 and 37 and your statement that
Global Crossing has the "contractual right" (but is not required) to pass charges through to the Company. Please tell us how you are accounting for this contractual right. Include in your response references to the appropriate accounting literature.

Recent Accounting Pronouncements, page 49

8. Please refer to prior comment 49. The Preferred Stock is required to be redeemed in June 2012 (date certain) unless previously redeemed or converted by the holder and therefore, within the scope of SFAS
150.  Refer to FSP 150-3.  Please revise.

Business, page 50

Our Business Strengths, page 51

Leading Position in Our Markets, page 51

9. We note your response to prior comment 30, particularly the quantitative estimates of your market share in your markets. Please revise the prospectus to disclose this information with appropriate explanations that clarify your market share relative to any leading competitors that are not competitive local exchange carriers. Additionally, please disclose the date of the market survey.

Our Customers, page 54

10. We note your revisions in response to prior comment 34.
Please
further revise to clarify what you mean by "pro forma" in this context.

Financial Statements

Note 1.  Goodwill and Other Intangible Assets, page F-10

11. Please refer to prior comments 51 and 54. It appears to us that these costs should be classified as cost of revenue. Revise or provide us with the specific accounting literature that supports your conclusion.

Note 4. Notes Payable,  page F-18

12. Please refer to prior comment 57. We understand that Eschelon Operating Company is a wholly-owned finance subsidiary and you and the wholly-owned subsidiaries of Eschelon Operating Company are guarantors of the registered debt. Please provide condensed consolidating financial information as required under Rule 3-10(d)(4)
of Regulation S-X.  Also refer to the footnotes of paragraph (d).

Note 8.  Capital Stock, page F-24

Stock Options, page F-25

13. Please refer to prior comment 58. We may have further comments after we review your response to our comment below concerning the fair value of your stock options.

14. Please refer to prior comments 60 and 61. For each contemporaneous appraisal (June 27, 2002, August 14, 2003 and
December 31, 2004), tell us the amount of the enterprise value and how the enterprise value was allocated between common and preferred stock. Also tell us the fair value of the common and preferred stocks as of the date of each appraisal.

15. We note that the contemporaneous appraisal as of June 27, 2002,
August 14, 2003 and December 31, 2004 provided the basis for the fair value of options granted thereafter. For each stock option granted after the appraisal, please tell us in more detail how you considered each factor that you identify in your response, including the proposed initial public offering to determine fair value, and how you quantified each factor. Also, tell us the fair value assigned as of each grant date. We note the following facts and circumstances:

* In your prospectus summary, you represented that revenues grew at
an annual growth rate of 37.7%.
* In the Selected Consolidated Financial Data, your adjusted
EBITDA,
which you use to assess operational performance, significantly improved from ($2.7 million) in 2002 to $14.5 million in 2003 and to
$25.4 million in 2004.
* Cash flows provided by operating activities increased from
($2.8)
million in 2002 to $16.7 million in 2003 and to $25.4 million in 2004.
* Other operating data disclosed under Selected Consolidated Financial Data on 27 reflected significant year-over-year growth in the voice lines and data lines in service and percent of lines on switch.

16. Please tell us in detail what caused the fair market value of the
Company`s common stock to decrease from $0.40 as of August 14,
2003
to $0.20-0.30 as of December 31, 2004.

17. Please disclose in our Management`s Discussion and Analysis the following information:

* A discussion of the significant factors, assumptions and methodologies used in determining fair value;
* A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.
* The valuation alternative selected, including any alternative means to determine fair value.

18. Please disclose the following for all equity instruments issued during the 12 months prior to the date of the most recent balance sheet included in the Form S-1 (in tabular format):

* For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted average per share amounts);
* The date of the contemporaneous valuation used to assess the fair value at each grant date;

Restricted Common Stock, page F-27

19. Please refer to prior comment 62. Please tell us how you determined the fair value of the restricted stock. Also tell us why the compensation expense is not recognized over the vesting period.

Note 9. Income Taxes, page F-27

20. Please refer to prior comment 63. Please revise the fourth caption to "future utilization of net operating loss carryforwards."
Since the caption represents two separate items involving the utilization of net operating loss carryforwards and an adjustment to the valuation allowance account, please disaggregate these items.

21. We note your response to our prior comment 66. Please update the financial statements to include subsequent events, including the issuance of additional stock options, restricted stock, and other unregistered securities.

Advanced TelCom, Inc. Financial Statements

Unaudited Consolidated Financial Statements, pages F-44 to F-52

22. Please refer to prior comment 47. We understand that you will provide audited financial statements. Please also provide the consent of the Independent Registered Public Accounting Firm.


*   *   *   *   *


      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384
if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Zimmerman, Staff Attorney, at (202) 551-3367 or me at (202) 551-3810 with any other questions.


Sincerely,



Larry Spirgel
Assistant Director